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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART 111

SEC FILE NUMBER

8- 65977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__   AND ENDING __12/31/18__
                                                                         MM/DD/YY   MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Short Hills Capital LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__101 E. El Camino Real #1021__
                                     (No. and Street)

Boca Raton   **FL**   **33432**
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin A. Pollack   **(516) 717-9698**
                                                                            (Area Code – Telephone Number)

B.   ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
                                     (Name – if individual, state last, first, middle name)

__900 Circle 75 Parkway, Suite 1100__   **Atlanta**   **Georgia**   **30339**
             (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Kevin A. Pollack__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Short Hills Capital LLC__ , as

of __December 31__ , __2018__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

Jose Nieto
Notary Public

Kevin A. Pollack
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

SHORT HILLS CAPITAL LLC
Financial Statements and Schedules
as of December 31, 2018
With
Report of Registered Independent Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Short Hills Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Short Hills Capital LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

We have served as the Company's auditor since 2002.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 5, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

SHORT HILLS CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	130,774
Other assets	$	9,171
Total Assets	$	139,945

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	$	300
Total Liabilities	$	300
Member's Equity	$	139,645
Total Liabilities and Member's Equity	$	139,945

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Other	$	-
Total Revenues	$	-

EXPENSES

Professional Fees	$	11,923
Operating Expenses	$	3,415
Other Expenses	$	300
Total Expenses	$	15,638

NET LOSS	($15,638)

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(15,638)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in accounts payable	$	(453)
Decrease in other assets	$	267
Net cash used by operating activities	$	(15,824)
NET DECREASE IN CASH	$	(15,824)
CASH, at beginning of year	$	146,598
CASH, at end of year	$	130,774

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, December 31, 2017	$	155,283
Net income (loss)	$	(15,638)
Balance, December 31, 2018	$	139,645

The accompanying notes are an integral part of these financial statements.

NOTE 1. CORPORATE ORGANIZATION AND BUSINESS

The Company was formed in April 2003.

The Company is a registered broker-dealer subject to the regulations of the Financial Industry Regulatory Authority, the Securities and Exchange Commission, and the Securities Division of the state of New York.

The Company's primary business is to provide investment banking and valuation services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: The Financial Accounting Standards Board (FASB) has issued ASU 2014-09, Revenue from Contracts with Customers. The Company adopted ASU 2014-09 effective January 1, 2018. ASU 2014-09 replaced most existing revenue recognition guidance in U.S. GAAP when it became effective. In doing so, companies use more judgment and make more estimates than under previous guidance. The Company believes that there was no impact from adoption of the new accounting guidance.

New Pronouncement: In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 3. ESTIMATES

The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

NOTE 4. INCOME TAXES

The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

NOTE 5. CASH

The Company maintains its demand deposit in a high credit quality financial institution. Balances at times may exceed federally insured limits.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $130,474 which was $125,474 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .0023 to 1.0.

NOTE 7. DATE OF MANAGEMENT'S REVIEW

Subsequent events were evaluated through February 5, 2019, the date the financial statements were available to be issued.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its owner at no cost.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 9. CONTINGENCIES

The Company is subject to litigation and arbitration in the normal course of business. At December 31, 2018, the Company has no matter pending where the Company is defendant.

During 2013, the Company filed a claim to collect fees from a customer pertaining to an investment banking deal. After settlement, the customer defaulted and in September 2016 agreed to pay the Company additional monies. No payments were received in 2018 pursuant to the matter. The remaining balance receivable from the matter at December 31, 2018 of approximately $6,667 has not been recognized in the accompanying financial statements as the likelihood of collection is unknown.

SHORT HILLS CAPITAL LLC

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2018

COMPUTATION OF NET CAPITAL:

Total member's equity	$	139,645
Less nonallowable assets	$	(9,171)
Net capital	$	130,474

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Aggregate indebtedness	$	300

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	5,000

EXCESS NET CAPITAL $ 125,474

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.23%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018

There was no significant difference between net capital in the FOCUS report as of December 31, 2018 and net capital reported above.

SHORT HILLS CAPITAL LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2018

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Short Hills Capital LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Short Hills Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Short Hills Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Short Hills Capital LLC stated that Short Hills Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Short Hills Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Short Hills Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 5, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Short Hills Capital LLC

101 E Camino Real #1021
Boca Raton, FL 33432
Tel: (561) 717-9698

BROKER DEALERS ANNUAL EXEMPTION REPORT

Short Hills Capital LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(i) of the Rule.

Short Hills Capital LLC met the aforementioned exemption provisions throughout the most recent year ended December 31 without exception.

Kevin Pollack

Kevin Pollack
President
January 11, 2019